                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC  20549

                                 SCHEDULE 13G
                   Under the Securities Exchange Act of 1934
                             (Amendment No. ___)*

                               drkoop.com, Inc.
                        ------------------------------
                               (Name of Issuer)

                   Common Stock, par value $0.001 per share
                        ------------------------------
                        (Title of Class of Securities)


                                   262098106
                        -------------------------------
                                (CUSIP Number)



                               December 31, 1999
                        -------------------------------
            (Date of Event Which Requires Filing of this Statement)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

              Rule 13d-1(b)
     -----
              Rule 13d-1(c)
     -----
       X      Rule 13d-1(d)
     -----

                               Page 1 of 5 pages

CUSIP No.  262098106
-------------------------------------------------------------------------------

1. Name of Reporting Person and I.R.S. Identification Number of Reporting Person (Entities Only)

     Donald W. Hackett
-------------------------------------------------------------------------------

2.   Check the Appropriate Row if a Member of a Group

     a.   N/A

     b.   N/A
-------------------------------------------------------------------------------

3.   SEC Use Only

-------------------------------------------------------------------------------

4.   Citizenship or Place of Organization

     U. S. citizen
-------------------------------------------------------------------------------

     Number of Shares Beneficially Owned by Each Reporting Person With:

5.   Sole Voting Power                 6,544,180 shares (see Item 4)

6.   Shared Voting Power               N/A

7.   Sole Dispositive Power            6,544,180 shares (see Item 4)

8.   Shared Dispositive Power          N/A
-------------------------------------------------------------------------------

9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     6,544,180 shares (see Item 4)
-------------------------------------------------------------------------------

10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares

     N/A
-------------------------------------------------------------------------------

                               Page 2 of 5 pages

11.  Percent of Class Represented by Amount in Row (9)

     20.7%
-------------------------------------------------------------------------------

12.  Type of Reporting Person

     IN
-------------------------------------------------------------------------------

                               Page 3 of 5 pages

Item 1(a).    Name of Issuer:

              drkoop.com, Inc.

Item 1(b).    Address of Issuer's Principal Executive Offices:

              7000 North MoPac Expressway, Suite 400
              Austin, Texas  78731

Item 2(a).    Name of Person Filing:

              Donald W. Hackett

Item 2(b).    Address of Principal Business Office or, if None, Residence:

              c/o drkoop.com, Inc.
              7000 North MoPac Expressway, Suite 400
              Austin, Texas  78731

Item 2(c).    Citizenship/State of Organization:

              U. S. citizen

Item 2(d).    Title of Class of Securities:

              Common Stock, par value $0.001 per share

Item 2(e).    CUSIP Number:

              262098106

Item 3.       Filing pursuant to Rule 13d-1(b) or 13d-2(b) or (c):

              N/A

Item 4.       Ownership:

              (a)  Amount Beneficially Owned:  6,544,180 shares

              (b)  Percent of Class:  20.7%

              (c)  Number of shares as to which such person has:

                   (i) sole power to vote or direct the vote: 6,544,180 shares

                   (ii)   shared power to vote or to direct the vote:  N/A

                               Page 4 of 5 pages

                   (iii) sole power to dispose or to direct the disposition of: 6,544,180 shares

                   (iv) shared power to dispose or to direct the disposition of: N/A

          Note: The 6,544,180 shares of common stock beneficially owned by Mr. Hackett include 1,128,955 shares underlying options exercisable within sixty days of December 31, 1999.

Item 5.   Ownership of Five Percent or Less of a Class:

          N/A

Item 6.   Ownership of More than Five Percent on Behalf of Another Person:

          N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

          N/A

Item 8.   Identification and Classification of Members of the Group:

          N/A

Item 9.   Notice of Dissolution of Group:

          N/A

Item 10.  Certification:

          N/A


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Section 13G is true, complete and correct.



Dated:  February 9, 2000                  /s/ Donald W. Hackett
                                         ---------------------------
                                          Donald W. Hackett



                               Page 5 of 5 pages